UNBRIDLED ENERGY CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2008

 (Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

To the Shareholders of Unbridled Energy Corporation

These financial statements for the third quarter ended September 30, 2008, comprised of the balance sheet and the statements of operations and deficit as well as changes in cash flows, have been compiled by management.  These financial statements, along with the accompanying notes, have been reviewed and approved by the members of the Company’s audit committee.  In accordance with Canadian Securities Administrators National Instrument 51-102, the Company discloses that these unaudited financial statements have not been reviewed by the Company’s auditors.

Vancouver, BC

November 14, 2008

MANAGEMENT

UNBRIDLED ENERGY CORPORATION

INTERIM CONSOLIDATED BALANCE SHEETS

September 30, 2008 and December 31, 2007

(Unaudited – Prepared by Management)

ASSETS	September 30 2008	December 31 2007
Current
Cash and cash equivalents	$ 3,206,330	$ 509,382
Amounts receivable – Note 12	403,576	591,779
GST recoverable	8,436	482,458
Prepaid expenses and deposits	203,981	159,071
Commodity hedge	17,428	-

	3,839,751	1,742,690

Amounts receivable – Note 12	744,986	744,986
Funds held in Trust – Note 3	-	102,221
Reclamation deposits – Note 4	-	231,276
Other assets	85,095	-
Property and equipment – Notes 5 and 12	19,584,800	17,627,482

	$ 24,254,632	$ 20,448,655

LIABILITIES
Current
Accounts payable and accrued liabilities – Note 10	$ 977,155	$ 3,128,775
Note payable – Note 6	-	49,565
	977,155	3,178,340
Bank loan – Note 7	4,025,337	3,055,682
Asset retirement obligation – Note 8	404,513	373,983

	5,407,005	6,608,005

SHAREHOLDERS’ EQUITY

Share capital – Note 9	30,905,382	23,522,495
Contributed surplus – Note 9	2,824,608	2,485,337
Deficit	(14,882,363)	(12,167,182)

	18,847,627	13,840,650

	$ 24,254,632	$ 20,448,655

Nature of Operations and Ability to Continue as a Going Concern – Note 1

Commitments – Notes 5, 9 and 11

APPROVED BY THE DIRECTORS:

“Joseph H. Frantz Jr.”	Director	“Robert D. Penner”	Director
Joseph H. Frantz Jr.		Robert D. Penner

(See accompanying notes to the consolidated financial statements)

UNBRIDLED ENERGY CORPORATION

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the nine-month period ended September 30, 2008 and October 31, 2007

(Unaudited – Prepared by Management)

	Third Quarter ended		Year to date ended
	September 30 2008	October 31 2007	September 30 2008	October 31 2007
Revenue
Oil and gas production (net of royalties)	$ 194,473	$ 53,032	$ 588,527	$ 124,244
Unrealized gain – commodity hedge	228,560	-	17,428	-
Interest	25,057	15,800	52,402	22,348

	448,090	68,832	658,357	146,592
Expenses
Accounting and audit fees – Note 10	19,967	68,201	90,695	126,877
Bank charges	342	377	1,850	1,314
Consulting – Note 10	74,569	45,781	231,398	143,045
Depletion, depreciation and accretion	65,281	23,099	232,648	47,225
Financial marketing	2,332	100,938	82,176	293,197
Foreign exchange loss	175,809	38,509	295,115	89,658
Investor relations	16,922	20,350	64,219	62,776
Interest and finance fees	49,071	-	153,688	-
Legal fees – Note 10	71,551	2,335	238,047	54,838
Office and miscellaneous	38,555	90,161	206,573	140,289
Payroll and benefits – Note 10	177,437	182,339	732,316	325,503
Production costs	31,792	45,761	170,623	89,826
Professional fees	52,831	81,805	115,002	142,803
Regulatory and transfer agent fees	7,109	22,478	25,758	30,174
Rent	84,134	69,611	178,706	124,681
Stock-based compensation – Note 9	119,208	313,243	339,271	632,922
Travel and promotion	54,434	63,139	215,453	121,067
		1,168,127	3,373,538	2,426,195

Loss before income taxes	(587,402)	(1,099,295)	(2,715,181)	(2,279,603)
Future income tax recovery	-	-	-	-

Net loss and comprehensive loss for the period	(593,254)	(1,099,295)	(2,715,181)	(2,279,603)

Deficit, beginning of the period	(14,289,109)	(7,982,455)	(12,167,182)	(6,802,147)

Deficit, end of the period	$(14,882,363)	$ (9,081,750)	$ (14,882,363)	$(9,081,750)

Basic and diluted loss per share	$ (0.01)	$ (0.03)	$ (0.05)	$ (0.05)

Weighted average number of common shares outstanding	69,933,618	43,888,713	58,716,984	43,560,796

(See accompanying notes to the consolidated financial statements)

UNBRIDLED ENERGY CORPORATION

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine-month period ended September 30, 2008 and October 31, 2007

(Unaudited – Prepared by Management)

	Third Quarter ended		Year to date ended
	September 30 2008	October 31 2007	September 30 2008	October 31 2007
Operating Activities
Net loss for the period	$ (593,254)	$ (1,099,295)	$ (2,715,181)	$ (2,279,603)
Adjustments to reconcile net loss used in operations:
Future income tax recovery	-	-	-	-
Stock-based compensation	119,208	313,243	339,271	632,922
Depletion, depreciation and accretion	65,281	22,875	232,648	47,000
Unrealized gain on commodity hedge	(228,560)	-	(17,428)	-

Changes in non-cash working capital balances related to operations:
Amounts receivable	(181,664)	(1,034,670)	188,203	(1,227,045)
GST recoverable	5,212	(279,495)	474,022	(295,959)
Prepaid expenses and deposits	(19,299)	9,385	(44,910)	(16,772)
Accounts payables and accrued liabilities	(154,258)	2,683,138	(2,201,186)	2,467,884
	(987,334)	615,181	(3,744,561)	(671,573)
Investing Activities
Funds held in Trust	-	-	102,221	-
Other assets	7,485	-	(85,094)	-
Reclamation deposits	-	-	231,276	-
Acquisition of oil and gas properties	(581,652)	(2,675,706)	(2,159,436)	(3,152,288)
	(574,167)	(2,675,706)	(1,926,734)	(3,152,288)

Financing Activities
Advances from bank loan	168,322	-	969,655	-
Proceeds from note payable	-	-	-	-
Proceeds from issuance of common shares, net	-	219,122	7,382,887	1,568,612
Share subscriptions received	-	(39,993)	-	(582,490)
	168,322	179,129	8,352,542	986,122
Increase (decrease) in cash and cash equivalents	(1,400,665)	(1,881,396)	2,448,544	(2,837,739)

Cash and cash equivalents, beginning of the period	4,599,509	2,643,565	509,382	3,599,908

Cash and cash equivalents, end of the period	$ 3,206,330	$ 762,169	$ 3,206,330	$ 762,169

Supplementary disclosure of cash flow information: Cash paid for:
Interest	$ 49,843	$ -	$ 104,616	$ -
Income taxes	$ -	$ -	$ -	$ -

(See accompanying notes to the consolidated financial statements)

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine-month period ended September 30, 2008 and October 31, 2007

(Unaudited – Prepared by Management)

Note 1

Nature and Ability to Continue as a Going Concern

Unbridled Energy Corporation (“the Company”) is engaged in the exploration for and the development of petroleum and natural gas in Canada and the United States.

The Company was incorporated under the laws of the Province of British Columbia on October 6, 2003.  On July 19, 2006, the Company changed its name to Unbridled Energy Corporation.  These financial statements and the notes thereto should be read in conjunction with the Company’s Management Discussion and Analysis as at and for the quarter ended September 30, 2008.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At September 30, 2008, the Company had not yet achieved profitable operations, has accumulated losses of $14,882,363 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Unbridled Energy USA Inc., Unbridled Energy New York LLC, Unbridled Energy Ohio LLC and Unbridled Energy PA LLC.  All inter-company balances and transactions have been eliminated on consolidation.

Note 3

Funds held in Trust

Funds held in Trust at December 31, 2007 - $102,221 represents a certificate of deposit, which has been assigned to the New York Department of Environmental Conservation as collateral for the Company’s Chautauqua Wells well plugging obligations.  The certificate of deposit bears interest at 4.59%.  At September 30, 2008 the funds held in trust was nil.

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine-month period ended September 30, 2008 and October 31, 2007

 (Unaudited – Prepared by Management)

Note 4

Reclamation deposits

The amount of $nil (December 31, 2007 - $231,276) is a security deposit held in trust by the Alberta Energy Resources Conversion Board as financial assurance for possible reclamation liabilities.  The amount in trust is periodically reviewed and adjusted based on the financial status of the Company.

Note 5

Property and Equipment

	September 30, 2008
		Accumulated
		Depletion and
	Cost	Depreciation	Net

Petroleum and natural gas properties	$19,651,027	$ 286,793	$ 19,364,234
Leasehold improvements	229,097	75,367	153,730
Office equipment	86,804	19,968	66,836

	$19,966,928	$ 382,128	$ 19,584,800

	December 31, 2007
		Accumulated
		Depletion and
	Cost	Depreciation	Net

Petroleum and natural gas properties	$17,506,274	$ 124,558	$ 17,381,716
Leasehold improvements	213,412	39,057	174,355
Office equipment	81,556	10,145	71,411

	$17,801,242	$ 173,760	$ 17,627,482

The Company did not capitalize any general and administrative costs during the period ended September 30, 2008 and the year ended December 31, 2007.  As at September 30, 2008, petroleum and natural gas properties include the cost of unproved properties in Canada and the USA in the amounts of $14,859,536 and $1,698,899 respectively (December 31, 2007 - $14,866,444 and $889,738), which has been excluded from the depletion calculation.  Future capital costs of $nil (December 31, 2007 - $nil) have been included in the depletion calculation.

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine-month period ended September 30, 2008 and October 31, 2007

 (Unaudited – Prepared by Management)

Note 5

Property and Equipment – (cont’d)

Petroleum and Natural Gas Properties:

a)

Canada Oil and Gas Properties

i)

Chambers Property

By an agreement dated January 12, 2006, the Company acquired by assignment of a farm-out and participation agreement a 20% working interest in the Chambers Elkton well 3-17-4-11-W5 located in the Province of Alberta, Canada.

As consideration for the assignment, the Company issued 3,000,000 common shares of the Company, valued at $3,750,000 and reimbursed the seller $77,000 for seismic and completion costs incurred.  Under the terms of the agreement, the Company paid 25% of the cost of drilling, completing and abandonment costs on the well.  The working interest of 20% is subject to a combined 8.5% gross overriding royalty (“GORR”).

Pursuant to a separate purchase and sale agreement dated April 14, 2006, the Company acquired an additional 5% working interest and an 8% GORR on a 7% working interest in the same Chambers Elkton well.  As consideration, the Company paid $475,000.  The Company also agreed to acquire a 30% working interest in another well on the prospect, the Chambers 7-18 well.  The Company’s total working interest in the 7-18 well is 50%.

Pursuant to a separate Farm In and Option to Purchase Agreement dated April 18, 2007, the Company agreed to incur additional costs related to the drilling and completion, capping or abandoning of the Chambers 16-21-41-11 option well along with its joint venture partners for an interest in the 16-21 well and incremental earned interest in the Chambers 3-17 and Chambers 7-18 wells, which is to be determined based on the proportionate share of actual costs incurred.

At September 30, 2008 principal operations have not yet commenced and the Chambers property is considered to be in the preproduction stage.  To September 30, 2008, the Company has incurred costs, net of incidental revenues, of $14,859,536 for acquisition and drilling.

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine-month period ended September 30, 2008 and October 31, 2007

(Unaudited – Prepared by Management)

Note 5

Property and Equipment – (cont’d)

Petroleum and Natural Gas Properties – (cont’d)

ii)

Tsuu T’ina First Nation Property

The Company has abandoned this prospect as a result of three uneconomic wells being drilled on the property.  The cumulative write-down is $7,308,807.

b)

US Oil and Gas Properties

i)

Oil and Gas Property, New York

By a Purchase and Sale Agreement dated March 28, 2007, together with another agreement of the same date, the Company acquired a 50% interest in oil and gas leases located in the Chautauqua County, New York.  The property is in production and consists of 67 gross and approximately 32.03 net wells.  The Company completed an option agreement for the purchase of a 50% WI in 22 wells in Chautauqua County on July 9, 2008, plus a 50% working interest in the deep rights to the 13,280 acres.  The Company is obligated to spend $500,000 to work over and/or recomplete certain of the purchased wells to improve production.  Such work is expected to begin during Q4.  Furthermore, the Company obtained the option to purchase an additional 25% WI in the deep rights to the 13,280 acres originally purchased in New York (which deep rights were not included in the original transaction).  As at September 30, 2008 the Company has incurred acquisition and development costs of $2,929,523.

ii)

Oil and Gas Property, Ohio

By a Leasehold Acquisition, Ownership, Development and Operation Agreement dated March 31, 2007, as amended by a subsequent letter agreement dated May 1, 2007, the Company acquired approximately 15,500 net acres of oil and gas leases located in Jackson County, Ohio.  In December 31, 2007, the company acquired approximately 7,500 net acres in the region, for a total of approximately 23,000 net acres.  Additional leases have been acquired during 2008, and the Company’s lease position is now approximately 30,000 gross acres, 15,000 net acres.  At September 30, 2008, principal operations have not yet commenced and the property is considered to be in the pre-production stage.  As at September 30, 2008, the Company has incurred acquisition costs of $1,241,800.

iii)

Oil and Gas Property, Pennsylvania

By leasehold acquisition, the Company acquired approximately 283 net acres of oil and gas leases in Tioga County, Pennsylvania.  At September 30, 2008, principal operations have not yet commenced and the property is considered to be in the pre-production stage.  As at September 30, 2008 the Company has incurred acquisition costs of $457,099.

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine-month period ended September 30, 2008 and October 31, 2007

(Unaudited – Prepared by Management)

Note 6

Note Payable

	September 30	December 31
	2008	2007

HH Allegiance New York, LLC	$-	$49,565

The note payable is due to HH Allegiance New York, LLC, a joint venturer in the Chautauqua Wells, and is issued in connection with the purchase of a certificate of deposit and issuance of a letter of credit to collateralize well plugging obligations.    The note is unsecured and bears interest at 4.59%.  The principal is repayable following the satisfaction of any well plugging obligations on the wells to which the letter of credit is related to, the sale of the wells, or other event which terminates the obligation of the Company to maintain the certificate of deposit.  The note was paid in full on April 23, 2008.

Note 7

Bank loan

The Company executed a Business Loan Agreement and Promissory Note for letters of credit with Huntington National Bank.  Funds from this debt facility are being applied to the ongoing development of the Company’s existing reserve base in the Appalachian Basin, USA, further development of the Company’s project in the Chambers area of the Western Canadian Sedimentary Basin, and for general corporate purposes.

The facility provides for a borrowing base up to USD$6,000,000, as determined from time to time by the lender based on the Company’s oil and gas reserves.  At September 30, 2008, the available borrowing base was $4,469,640 (USD$4,200,000) and the Company has drawn $4,025,337 (USD$3,782,500) from the facility.

The loan bears interest of LIBOR plus 250 basis points (4.98813% as at September 30, 2008) and is repayable on November 16, 2009.  The loan is secured by the Company’s reserves in Chautauqua County, New York, USA. The Company is required to make monthly interest payments.  In the event that the loan balance exceeds the available borrowing base, the Company is required to reduce the loan balance by repaying the excess portion.

The loan includes certain non-financial and financial covenants, including but not limited to a requirement to maintain a minimum adjusted EBITDA to adjusted current liability ratio of 1.25:1.00, commencing six months after the Company begins selling gas from the Chambers 3-17 and Chamber 16-21 wells.

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine-month period ended September 30, 2008 and October 31, 2007

(Unaudited – Prepared by Management)

Note 8

Asset Retirement Obligation

The following table presents the reconciliation of the carrying amount of the obligations associated with the retirement of the Company’s property and equipment:

	Three months ended September 30 2008	Three months ended October 31 2007	Nine months ended Sept. 30 2008	Nine months ended Oct. 31 2007

Asset retirement obligation, beginning of the period	$ 390,214	$ 253,692	$ 373,983	$ 250,482
Liabilities incurred	6,251	-	6,251	-
Accretion	8,048	2,835	24,279	4,045

Asset retirement obligation, end of the period	$ 404,513	$ 256,527	$ 404,513	$ 256,527

The following significant assumptions were used to estimate the asset retirement obligations:

	Nine months ended September 30 2008	Nine months ended October 31 2007

Credit-adjusted risk-free discount rate	6%	6%
Inflation rate	3%	3%
Expected timing of cash flows	Estimated year a well becomes uneconomic, 2008 to 2047

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine-month period ended September 30, 2008 and October 31, 2007

 (Unaudited – Prepared by Management)

Note 9

Share Capital

a)

Authorized:

Unlimited common shares without par value

Unlimited preferred shares without par value

b)

Issued: common shares

	Number of Common Shares	Amount

Balance, April 30, 2006	16,169,166	$ 6,635,943
Issue of shares for cash:
Private placements - at $1.05	7,700,000	8,085,000
- at $1.10	400,000	440,000
- at $0.70	3,931,800	2,752,260
- at $0.65	5,501,000	3,575,650
- at $0.55	665,000	365,750
- at $0.50	5,920,000	2,960,000
Pursuant to the exercise of warrants - at $0.80	15,000	12,000
Issue of shares for a finders’ fee	163,830	104,673
Share issue costs	-	(1,432,141)
Tax effect of flow-through share renunciation	-	(1,784,565)

Balance, April 30, 2007	40,465,796	$ 21,714,570
Issue of shares for cash:
Private placements - at $0.50	2,735,000	1,367,500
- at $0.55	150,000	82,500
- at $0.45	1,183,172	532,427
Share issue costs	-	(174,502)

Balance, December 31, 2007	44,533,968	$ 23,522,495
Issue of shares for cash:
Private placements - at $0.30	19,964,350	5,989,305
Private placements - at $0.33	5,435,300	1,793,649
Share issue costs	-	(400,067)

Balance, September 30, 2008	69,933,618	$ 30,905,382

c)

Contributed surplus:

	September 30 2008	December 31 2007

Balance, beginning of period	$ 2,485,337	$1,531,650
Stock based compensation	339,271	897,088
Issuance of warrants	-	56,599
Balance, end of period	$ 2,824,608	$ 2,485,337

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine-month period ended September 30, 2008 and October 31, 2007

(Unaudited – Prepared by Management)

Note 9

Share Capital – (cont’d)

d)

Escrow:

In accordance with an Escrow Agreement dated September 28, 2004, 3,701,666 common shares of the Company were subject to escrow and may not be transferred, assigned or otherwise dealt with without the consent of the TSX Venture Exchange (“TSX”).  The release of these shares is subject to the approval of the TSX and may be released as to 10% upon the listing of the Company’ shares and 15% every six months thereafter until all the escrowed shares have been released from escrow.  At September 30, 2008 there are no shares held in escrow.

e)

Commitments:

i)

Stock-based Compensation Plan

The Company has granted share purchase options to directors, employees and consultants to purchase common shares of the Company.  These options are granted with an exercise price equal to the market price of the Company’s stock at the date of the grant.  The options issued prior to November 2007 vest as to 12.5% on TSX approval and 12.5% every three months thereafter until fully vested.  Options issued beginning in November 2007 vest 33.3% every six months.  The maximum number of options outstanding is limited to 10% of the total shares issued and outstanding.  A summary of the status of the stock option plan as of September 30, 2008 and the changes during the period is as follows:

		Weighted
		Average
		Exercise
	Number	Price

Outstanding, April 30, 2006	650,000	$1.32
Granted	1,850,000	$1.35
Cancelled	(400,000)	$1.41

Outstanding, April 30, 2007	2,100,000	$1.33
Granted	1,015,000	$0.75
Cancelled	(350,000)	$1.35
Outstanding, December 31, 2007	2,765,000	$1.10
Granted	1,760,000	$0.36
Cancelled	(610,000)	$1.26

Outstanding, September 30, 2008	3,915,000	$0.57

Exercisable, September 30, 2008	1,786,458	$0.73
Exercisable, December 31, 2007	1,647,500	$1.26

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine-month period ended September 30, 2008 and October 31, 2007

 (Unaudited – Prepared by Management)

Note 9

Share Capital – (cont’d)

e)

Commitments:

i)

Stock-based Compensation Plan – (cont’d)

On June 19, 2008, the TSX approved the repricing of certain of the Companies stock options to $0.75.  As at September 30, 2008, there are 3,915,000 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercisable	Exercise Price	Expiry Date

150,000	112,500	$0.50	October 15, 2010
100,000	100,000	$0.75	May 14, 2011
700,000	700,000	$0.75	August 17, 2011
400,000	400,000	$0.75	September 5, 2011
705,000	440,625	$0.75	July 17, 2012
100,000	33,333	$0.75	November 19, 2012
1,760,000	0	$0.36	July 14, 2013

3,915,000	1,786,458

During the period ended September 30, 2008, stock-based compensation of $339,271 (October 31, 2007 - $632,922) was expensed by the Company.

Assumptions used in determining the fair value of the options vested in the periods are as follows:

	September 30	October 31
	2008	2007

Weighted average fair value of options granted	$0.06	$0.75
Expected dividend yield	0.0%	0.0%
Expected volatility	100%	66%
Risk-free interest rate	2.92%	4.64%
Expected term	5 years	5 years

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine-month period ended September 30, 2008 and October 31, 2007

 (Unaudited – Prepared by Management)

Note 9

Share Capital – (cont’d)

e)

Commitments – (cont’d)

ii)

Share Purchase Warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

	September 30 2008		December 31 2007
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Warrants	Price	Warrants	Price

Balance, beginning of period	17,165,577	$0.89	18,286,255	$1.12
Granted	10,460,053	$0.45	4,089,322	$0.81
Exercised	-	$ -	-	$ -
Expired/cancelled	(400,000)	$1.31	(5,210,000)	$1.65

Balance, end of period	27,225,630	$0.71	17,165,577	$0.89

At September 30, 2008, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

1,183,172	$0.75	October 26, 2008
5,477,720*	$1.00	December 13, 2008
558,466*	$0.70	December 13, 2008
50,659*	$0.70	December 29, 2008
175,000*	$1.00	February 8, 2009
26,250*	$0.70	February 8, 2009
456,050*	$0.55	April 27, 2009
5,932,110*	$0.85	April 27, 2009
171,150	$0.85	May 17, 2009
2,735,000	$0.85	May 17, 2009
10,460,053	$0.45	November 7, 2009
27,225,630

* During the term of these warrants if the common shares of the Company close at or above $1.85 (affecting 6,388,160 warrants) or $2.00 (affecting 6,288,095 warrants) per share for more than 20 consecutive trading days, then the Company, at its option, will be entitled to accelerate the expiry of the warrants at that time to a term of 30 calendar days.

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine-month period ended September 30, 2008 and October 31, 2007

 (Unaudited – Prepared by Management)

Note 10

Related Party Transactions

The Company incurred the following costs and expenses with a company with a common director, and directors and officers of the Company:

	September 30 2008	October 31 2007

Administration, courses, dues,	$ -	$ 16,897
Consulting	62,100	15,990
Legal fees	10,698	12,324
Payroll and benefits	26,890	15,000

	$ 99,688	$ 60,211

These charges were in the normal course of operations and were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in payroll and benefits noted above were directors fees of $26,890 (October 31, 2007 - $nil).  Included in consulting noted above were management fees of $nil (October 31, 2007 - $15,000).

Included in accounts payable and accrued liabilities is $26,890 due to directors for directors fees (October 31, 2007 - $nil).  The payables are unsecured with no specific terms of repayment.

Note 11

Commitments

The Company has committed to annual minimum rental payments (excluding operating costs and other fees) for office premises as follows:

2008	$ 57,351
2009	229,404
2010	241,116
2011	178,863
2012	158,112
Thereafter	158,112

$ 1,022,958

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine -month period ended September 30, 2008 and October 31, 2007

 (Unaudited – Prepared by Management)

Note 12

Amounts Receivable

During the period ended December 31, 2007, the Company’s major joint venture partner in the Chambers prospect failed to perform financially with regard to their obligations under signed authorizations for expenditures totalling $2,194,986.  The Company is now exercising its rights under the Canadian Association of Petroleum Landmen (CAPL) Operating Procedure agreement to recover this amount, including setting off Altima’s share of income from the Chambers 3-17 well and initiating a legal action to sell Altima’s interest in the prospect to reduce the receivable.

Given the uncertainty regarding the collectibility of the accounts receivable, the Company has recorded $1,150,000 as petroleum and natural gas costs during the period ended December 31, 2007 to reflect additional costs which the Company has borne on drilling this well. Any recovery will be recorded as a reduction of the petroleum and natural gas properties in the period that it occurs.  At September 30, 2008, $744,986 is included in amounts receivable due from Altima. The total receivable from the joint venture partner at September 30, 2008 is approximately $1.8 million, including interest and collection costs owed to the Company per the CAPL Operating Procedure.

Note 13

Financial Instruments

a)

Fair Values of Financial Assets and Liabilities

Financial instruments consist mainly of cash and cash equivalents, amounts receivable, funds held in trust, reclamation deposits, accounts payable and accrued liabilities, bank loan and note payable.  At September 30, 2008 and December 31, 2007, there are no significant differences between the carrying amounts reported on the balance sheet and their estimated fair values.

b)

Credit Risk

Substantially all of the Company’s cash and cash equivalents are held at chartered banks and as such the Company is exposed to the risks of the institutions.

The majority of the amounts receivable is in respect of oil and natural gas operations.  The Company generally extends unsecured credit to these customers and, therefore, the collection of accounts receivable may be affected by changes in economic or other conditions and may, accordingly, impact the Company’s overall credit risk.  Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit.  The Company has not experienced any material credit loss in the collection of receivables in the past other than with Altima which has been allowed for (Note 12).

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine-month period ended September 30, 2008 and October 31, 2007

(Unaudited – Prepared by Management)

Note 13

Financial Instruments – (cont’d)

c)

Commodity Price Risk

The Company’s operations are exposed to commodity price fluctuations.  Management monitors commodity prices and initiates instruments to manage exposure to these risks when it deems appropriate through the use of financial derivative sales contracts.  The Company’s contracts in place at September 30, 2008 are as follows:

Contract Type	Volume (GJ/d)	Pricing Point	Price ($Cdn/GJ)	Term
Fixed price	6000		$8.27	Oct 08 – Feb 10

As at September 30, 2008 the unrealized gain on the commodity hedge was $17,428.

d)

Foreign Exchange Risk

The Company is exposed to fluctuations in the rate of exchange in respect of its US operations.  A portion of the Company’s cash and cash equivalents, accounts receivable, accounts payable, notes payable and bank loan are denominated in US dollars and, consequently, the Company is subject to the risk of fluctuating foreign exchange rates.  The loan from Huntington Bank is denominated in US dollars, and to the extent that the foreign exchange rate between the US dollar and the Canadian dollar changes by 1%, the foreign currency gain or loss would be $10,000 for every million dollars borrowed.

Note 14

Geographic Segments

The Company has one segment and operates in two geographic regions as follows:

September 30 2008
	Canada	United States	Total

Oil and gas revenue, net	$ 15,793	$ 572,734	$ 588,527
Property and equipment	$ 15,002,924	$ 4,581,876	$ 19,584,800

December 31 2007
	Canada	United States	Total

Oil and gas revenue, net	$ -	$ 192,654	$ 192,6543
Property and equipment	$ 15,080,632	$ 2,546,850	$ 17,627,482